February 18, 2020	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

VIA EDGAR AND E-MAIL

Ms. Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to U.S. Securities and Exchange Commission Staff Comments on the Preliminary Proxy Statement on Schedule 14A for AXA Premier VIP Trust — CharterSM Multi-Sector Bond Portfolio (File No. 811-10509)

Dear Ms. Bentzinger:

On behalf of AXA Premier VIP Trust (the “Trust”), set forth below are comments that you provided on February 6, 2020, concerning the Trust’s preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2020, and the Trust’s responses thereto. The proxy statement will be used in connection with a special meeting of the shareholders of the CharterSM Multi-Sector Bond Portfolio (the “Portfolio”), a series of the Trust, anticipated to be held on April 10, 2020 (the “Meeting”). The Meeting is being held to approve an amended Investment Advisory Agreement between the Trust and AXA Equitable Funds Management Group, LLC (the “Adviser”) with respect to the Portfolio. Changed pages from the proxy statement reflecting the Trust’s responses to your comments have been included as an attachment hereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the proxy statement.

1.	Letter to Contractholders

a.    Comment: In the Letter to Contractholders, please disclose that the proposed changes to the investment strategies of the Portfolio will subject the Portfolio and its shareholders to additional risks.

Response: The Trust has revised the Letter to Contractholders to include the following disclosure:

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U.S. Securities and Exchange Commission

February 18, 2020

AXA Equitable Funds Management Group, LLC (“FMG LLC” or the “Adviser”) proposes to change the investment strategy of the Portfolio from a fund-of-funds strategy to a strategy pursuant to which the Portfolio would allocate its assets among three or more investment sub-advisers, each of which would actively manage its allocated portion of the Portfolio using a different yet complementary investment strategy. Each sub-adviser would invest its allocated portion of the Portfolio’s assets directly in debt securities of various companies and other issuers according to its investment strategy, rather than the Portfolio investing in underlying funds that invest in debt securities. In addition, although the Portfolio would continue to have significant exposure to debt investments and the risks associated with these investments, the proposed changes to the investment strategy would subject the Portfolio and its investors to certain additional risks, as described in the attached Proxy Statement.

b.    Comment: In the Letter to Contractholders, please disclose that the proposed changes to the investment strategies would involve the liquidation of the Portfolio’s existing holdings, which could result in gains and losses on the sale of those holdings and the incurring of transaction costs that would be borne by the Portfolio and its shareholders and that could be material.

Response: The Trust has revised the Letter to Contractholders to include the following disclosure:

It is expected that, in connection with the restructuring of the Portfolio, the Portfolio will liquidate substantially all of its portfolio holdings and hold cash, and the restructured Portfolio will use the cash to invest in securities that are consistent with its investment objective and investment strategy. The sale of portfolio holdings by the Portfolio could result in its realizing gains (or losses) that would not otherwise have been realized and its (and indirectly its investors) incurring transaction costs that would not otherwise have been incurred. Such transaction costs could be material, but the Adviser intends to implement the restructuring in a manner that would minimize such costs and believes that such costs would be reasonable in relation to the anticipated benefits of the restructuring. Contractholders would not recognize any gain or loss for federal income tax purposes as a result of the restructuring.

2.	Preliminary Proxy Statement — Rule 14a-6(e)(1) of Regulation 14A

a.    Comment: For future filings, please include the legend “Preliminary Copies” in bold on the cover of the preliminary proxy statement and on the forms of proxy.

Response: For future filings, the Trust will include the legend “Preliminary Copies” in bold on the cover of the preliminary proxy statement and on the forms of proxy and voting instruction cards.

U.S. Securities and Exchange Commission

February 18, 2020

3.	Background on the Proposal (pages 2–6)

a.    Comment: Please disclose on page 5 or 6 that (i) the proposed changes to the investment strategies of the Portfolio will subject the Portfolio and its shareholders to additional risks, and (ii) that the proposed changes to the investment strategies would involve the liquidation of the Portfolio’s existing holdings, which could result in gains and losses on the sale of those holdings and the incurring of transaction costs that would be borne by the Portfolio and its shareholders and that could be material.

Response: The Trust has revised the Background on the Proposal to include the underscored disclosure that appears in the responses to Comments 1.a. and 1.b. above.

b.    Comment: On page 6, in the first full paragraph starting “As described…”, please clarify that the sub-advisory fees are paid by the Adviser “out of the advisory fees” or similar language to this effect. Please make conforming changes in other sections of the proxy statement that include similar language.

Response: The Trust has made the requested change in the first full paragraph on page 6 and has made conforming changes in other sections of the proxy statement that include similar language.

c.    Comment: In the first full paragraph on page 7, please describe the potential impacts to Contractholders of reallocating investments, including that transfer charges may apply, a transfer may count against the number of free transfers, or total transfers, that a Contractholder may be permitted, and that there may be a limited number of alternative investment options available to the Contractholder.

Response: The Trust has revised the first full paragraph on page 7 to read as follows:

Contractholders will be given the opportunity to vote on the Amended Advisory Agreement and, subject to the terms described in their applicable Contracts, will be able to reallocate investments to other investment options available under their Contracts if they chose to do so. Contractholders should refer to the prospectuses (or other offering documents) for their applicable Contracts for information about any transfer charges or limits on the number of transfers that may apply, as well as the alternative investment options that are available under the Contracts.

4.	Reasons for Proposed Amended Advisory Agreement

a.    Comment: In the last paragraph on page 11, disclose that any transaction costs will be borne by the Portfolio and its shareholders and that the transaction costs may be material (if accurate). Please also disclose the amount of the transaction costs.

Response: The Trust has revised the last paragraph on page 11 to read as follows:

U.S. Securities and Exchange Commission

February 18, 2020

It is expected that, in connection with the Portfolio Restructuring, the Portfolio will liquidate substantially all of its portfolio holdings and hold cash, and the Restructured Portfolio will use the cash to invest in securities that are consistent with its investment objective and principal investment strategy. The sale of portfolio holdings by the Portfolio may result in its selling securities at a disadvantageous time and price and could result in its realizing gains (or losses) that would not otherwise have been realized and its (and indirectly its investors) incurring transaction costs that would not otherwise have been incurred. Such transaction costs could be material, but the Adviser intends to implement the Portfolio Restructuring in a manner that would minimize such costs and believes that such costs would be reasonable in relation to the anticipated benefits of the Portfolio Restructuring. It could also result in these same risks for the Underlying Portfolios of the Portfolio in connection with raising cash to pay the redemption proceeds. Contractholders will not recognize any gain or loss for federal income tax purposes as a result of the Portfolio Restructuring.

The Trust respectfully declines to include an estimate of the transaction costs. In the Trust’s view, considering that the proposed restructuring would involve (i) the liquidation of shares of Underlying Portfolios, in connection with which the Portfolio would not incur transaction costs (in this regard, the Trust notes that the Portfolio does not currently hold, nor is it expected at the time of the proposed restructuring to hold, shares of Underlying ETFs, in connection with the liquidation of which the Portfolio could incur transaction costs), and (ii) the subsequent purchase of bonds or other debt securities, for which no stated commissions would generally be paid by the Portfolio, an estimate of the transaction costs would be speculative and could vary depending on a number of factors, including market conditions and implicit and explicit costs (e.g., spread, market impact, commissions, fees, and taxes). Based on the Adviser’s analysis, any transaction costs are expected to be reasonable in relation to the anticipated benefits of the proposed restructuring to the Portfolio and its investors.

5.	Principal Risks of Investing in the Restructured Portfolio (pages 20–29)

a.    Comment: On pages 20–29, please disclose that the proposed changes to the investment strategies of the Portfolio will subject the Portfolio and its shareholders to additional risks.

Response: The Trust has revised the first paragraph of Principal Risks of Investing in the Restructured Portfolio to include the following disclosure:

Although the Restructured Portfolio would continue to have significant exposure to debt investments and the risks associated with these investments, the proposed changes to the principal investment strategy would subject the Restructured Portfolio and its investors to certain additional principal risks. Risks that are principal risks of investing in the Restructured Portfolio, but that are not considered to be principal risks of investing in the Portfolio, are indicated with an asterisk (*) in the following list.

U.S. Securities and Exchange Commission

February 18, 2020

b.     Comment: Please also highlight new risks in the list of risks provided.

Response: The Trust has made the requested change, as indicated in its response to Comment 5.a. above.

6.	Information about the Adviser and the Sub-Advisers (pages 29–32)

a.    Comment: Please confirm that the disclosure regarding ownership of the Adviser and sub-advisers complies with Item 22(c)(3) of Schedule 14A, including identification of all parent companies and the level of ownership by each such company.

Response: The Trust confirms that (i) the disclosure regarding ownership of the Adviser complies with Item 22(c)(3) of Schedule 14A, and (ii) to the Trust’s knowledge, the disclosure regarding ownership of the sub-advisers, as updated in the Trust’s definitive proxy statement to be filed with the SEC, complies with Item 22(c)(3) of Schedule 14A.

b.    Comment: Please confirm that the registrant has complied with Item 22(c)(5) of Schedule 14A requiring disclosure of the directors and officers of the Trust who are directors or officers of a sub-adviser..

Response: The Trust confirms that it has complied with Item 22(c)(5) of Schedule 14A.

7.	Matters Considered by the Board (page 39)

a.    Comment: Please confirm supplementally that the disclosure includes a discussion of the board’s consideration of any factors that were not favorable to the proposal.

Response: The Trust confirms supplementally that the Matters Considered by the Board disclosure, including as revised in response to Comment 7.b. below, includes a discussion of the Board’s consideration of factors that the Board considered to be material to Contractholders and shareholders and that were potentially unfavorable to the proposal, including (i) the increase in the investment advisory fee; (ii) total operating expenses; (iii) portfolio transaction and other costs; and (iv) tax consequences to Contractholders. In this regard, the Trust notes that the Board considered that (i) the increase in the investment advisory fee is expected to be more than offset by a reduction of the acquired fund fees and expenses incurred indirectly by the Portfolio in connection with its investment in underlying funds as part of the current fund-of-funds strategy; (ii) the Adviser will agree, through at least April 30, 2021, to a contractual expense limitation arrangement that is lower than the Portfolio’s existing contractual expense limitation arrangement; (iii) portfolio transaction and other costs are expected to be reasonable in relation to the anticipated benefits of the restructuring; and (iv) Contractholders will not recognize any gain or loss for federal income tax purposes as a result of the restructuring.

U.S. Securities and Exchange Commission

February 18, 2020

b.    Comment: Please confirm that the registrant has complied with Item 22(c)(11)(i) of Schedule 14A with respect to the disclosure on page 40 indicating that the board considered fee comparisons to other funds and how they factored into the board’s consideration.

Response: The Trust has revised the disclosure on pages 44-45 to read as follows and confirms that it has complied with Item 22(c)(11)(i) of Schedule 14A:

With respect to the Amended Advisory Agreement, the Board also considered, among other things, a comparative analysis of the actual investment advisory fee rate and total expense ratios for the Portfolio for the one-year period ended June 30, 2019, and the proposed investment advisory fee rate and total expense ratios for the Restructured Portfolio assuming the Portfolio Restructuring had gone into effect during the same period, and noted that the total expense ratios for the Restructured Portfolio were projected to be lower. The Board also considered the proposed investment advisory fee rate schedule for the Restructured Portfolio relative to the investment advisory fee rate schedules for comparable portfolios, including sub-advised portfolios, managed by the Adviser. The Board further considered that the proposed investment advisory fee rate schedule for the Restructured Portfolio includes breakpoints that would reduce the investment advisory fee rate as Restructured Portfolio assets increase above certain levels. The Board noted that any such reduction in the Restructured Portfolio’s investment advisory fee would result in corresponding reductions in the Restructured Portfolio’s total expense ratios. In addition, the Board considered that the Adviser would agree, through at least April 30, 2021, to a contractual expense limitation arrangement that is lower than the Portfolio’s existing contractual expense limitation arrangement. The Board noted that, to the extent that the Adviser waives fees pursuant to the expense limitation arrangement, the Restructured Portfolio’s actual investment advisory fee may be lower than the Restructured Portfolio’s contractual investment advisory fee. In this regard, the Board also considered information provided by the Adviser comparing the investment advisory fee rate and total expense ratio for another, comparable sub-advised portfolio managed by the Adviser with an investment advisory fee rate schedule and a contractual expense limitation arrangement that are substantially similar to those proposed for the Restructured Portfolio to the investment advisory fee rates and total expense ratios for comparable unaffiliated funds, including information compiled by Broadridge Financial Solutions Inc., an independent provider of mutual fund industry data. The Board also noted that the Portfolio would incur portfolio transaction costs in connection with the Portfolio Restructuring and that such costs were expected to be reasonable in relation to the anticipated benefits of the Portfolio Restructuring. Further, the Board considered that Contractholders would not recognize any gain or loss for federal income tax purposes as a result of the Portfolio Restructuring. Based on its review, the Board determined that the Adviser’s proposed fee for the Restructured Portfolio is fair and reasonable.

U.S. Securities and Exchange Commission

February 18, 2020

8.	Required Shareholder Vote (page 49)

a.    Comment: In the second full paragraph on page 49, please clarify the disclosure to describe how the voting works for Contractholders.

Response: The Trust respectfully submits that the disclosure in the second full paragraph in Required Shareholder Vote complies with the requirement in Item 21 of Schedule 14A to disclose the treatment and effect of abstentions and, therefore, respectfully declines to revise the disclosure. The Trust notes that the fourth and fifth paragraphs in Voting Rights on pages 49 and 50 describe how voting works for Contractholders and state, among other things, that “[a]n Insurance Company will vote the shares for which it receives timely voting instructions from Contractholders in accordance with those instructions,” and that “[s]hares…for which an Insurance Company receives no timely voting instructions from Contractholders…will be voted by the Insurance Company either “FOR” or “AGAINST” approval of the proposal, or as an abstention, in the same proportion as the shares for which Contractholders have provided voting instructions to the Insurance Company.”

9.	Exhibit B

a.    Comment: Please confirm compliance with Item 403(b) of Regulation S-K with respect to disclosure required about directors’ and officers’ ownership of shares.

Response: The Trust confirms that it has complied with Item 403(b) of Regulation S-K and notes that the following disclosure appears as the third paragraph in Required Shareholder Vote: “To the Trust’s knowledge, as of the Record Date, the Trustees and officers owned, individually and as a group, less than 1% of the shares of the Trust and the Portfolio.” In this regard, the Trust also notes that the Instructions to Item 403 of Regulation S-K state, in relevant part, that “[f]or purposes of paragraph (b), if the percentage of shares beneficially owned…by all directors and officers of the registrant as a group, does not exceed one percent of the class so owned, the registrant may, in lieu of furnishing a precise percentage, indicate this fact by means of an asterisk and explanatory footnote or other similar means.” Further, no executive officer of the Trust beneficially owns any shares of the Portfolio.

10.	Proxy Card

a.    Comment: Please put the last sentence of the first paragraph on the proxy card in bold text pursuant to Rule 14a-4(b)(1) of Regulation 14A.

Response: The Trust has made the requested change.

11.	Voting Instruction Card

a.    Comment: Please ensure compliance with Rule 14a-4 of Regulation 14A with respect to the voting instruction card, including the legends and disclosures required by the rule.

U.S. Securities and Exchange Commission

February 18, 2020

Response: The Trust has revised the voting instruction card and confirms that it has complied with Rule 14a-4 of Regulation 14A with respect to the voting instruction card.

12.	Householding

a.    Comment: The staff notes that the registrant did not include disclosure pursuant to Item 23 of Schedule 14A. Please confirm that the registrant did not intend to include this disclosure.

Response: The Trust confirms that it did not intend to include disclosure pursuant to Item 23 of Schedule 14A.

*     *     *     *     *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Enclosures

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

AXA Equitable Funds Management Group LLC

Fatima Sulaiman

K&L Gates LLP